Exhibit 99.1

Resource Update at the Blanket Mine, Zimbabwe

December 3, 2015:  Caledonia Mining ("Caledonia" or the "Company") is pleased to announce an increase and upgrade to the resource base at its 49% owned subsidiary, the Blanket Mine in Zimbabwe.

Based on the diamond core drilling that has been done at depth below the AR South Section over the past six months, it has been possible to add 222,000 tonnes of new inventory to the Indicated Resource category plus a further 283,000 tonnes to the Inferred Resource category.

Infill drilling has continued at Blanket Section to upgrade Inferred Resources to Indicated Resources.  A total of 254,750 tonnes of Blanket Quartz Reef, No. 1 and No. 2 Orebodies has been upgraded as set out in the table below.

The combined total of new and upgraded Indicated Resources of 476,750 tonnes is in addition to the 3,472,000 tonnes of Reserves and Indicated Resources following the May 2015 upgrade. This upgrade and addition represents an increase of 14% per cent in terms of tonnes and 19% in terms of contained gold and equates to 2 years of production at 2014 production levels.

The breakdown of the various additions is given in the tables below.

AR South Section below 750m – additional Indicated Resources
	Tonnes	Width (m)	Grade (g/t)
Indicated Resources as at March 30, 2015	-	-	-
Net additional indicated as at September 30, 2015	222,000	14.87	4.90
Total Indicated Resources as at September 30, 2015	222,000	14.87	4.90

AR South Section below 750m – additional Inferred Resources

	Tonnes	Width (m)	Grade (g/t)
Inferred Resources as at March 30, 2015	-	-	-
Net additional inferred as at September 30, 2015	283,000	12.43	4.03
Total Inferred Resources as at September 30, 2015	283,000	12.43	4.03
AR South Section below 750m – additional Indicated Resources

The resources shown in the above tables represents the resources attributable to Blanket Mine and not to Caledonia's 49% interest in Blanket Mine.

Blanket Section below 750m - Indicated Resources upgraded from Inferred Resources
	Tonnes	Width (m)	Grade (g/t)
No. 1 Orebody	112,750	6.65	5.93
No. 2 Orebody	58,000	3.74	3.39
Blanket Quartz Reef	84,000	7.76	7.39
TOTAL	254,750	6.35	5.83

Commenting on the resource upgrade, Steve Curtis, Caledonia's Chief Executive Officer said:

"This upgrade reflects the Company's increased focus on resource development at Blanket mine as we progress with the Revised Investment Plan that will boost production levels from 2016 onwards.

"The upgrade of 476,750 tonnes from Inferred Resource to Indicated Resource represents a significant improvement in the overall confidence level of Blanket's resources.    After the upgrade announced today the division between Blanket's resource categories has improved to 62% in the measured and indicated category and 38% in the inferred category.

 "Caledonia will continue to look to increase the life of mine by further supplementing it with resource additions and upgrades as a result of the increased exploration activity, both at Blanket and also at the satellite projects."

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall Tel: +44 20 7138 3204